

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 7, 2007

Mr. Hongjun Li
Chief Financial Officer
Songzai International Holding Group, Inc.
20337 Rimview Place
Walnut, California 91789

> **Re:** **Songzai International Holding Group, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Response Letters Dated January 29, 2007 and February 1, 2007**
> **File No. 333-66994**

Dear Mr. Li:

We issued comments to you on the above captioned filing on March 15, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by August 21, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://sss.sec.gov/news/press/2004-89.htm and http://sec.gov.news/press/2005-72.htm.

Please contact Tracie Towner at 202-551-3744 or myself at 202-551-3686 if you have any questions.

Sincerely,

Karl Hiller
Branch Chief